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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ______)*


                         Sydney Brenner, M.B., D. Phil.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   551812 30 8
                         ------------------------------
                                 (CUSIP Number)


If filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 4 pages

----------------------------------                       -----------------------
CUSIP No.         551812 30 8               13D              Page 2 of 4 Pages
         -------------------------
----------------------------------                       -----------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Sydney Brenner, M.B., D. Phil.             ###-##-####
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                 (b)      |_|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          see Item 3
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) pr 2(e) |_|

--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British citizen
-------------------------- --------- -------------------------------------------
                              7      SOLE VOTING POWER
                                     275,375(1)
   NUMBER OF               --------- -------------------------------------------
     SHARES                   8      SHARED VOTING POWER
 BENEFICIALLY                        0
 OWNED BY EACH             --------- ------------------------------------------
   REPORTING                  9      SOLE DISPOSITIVE POWER
 PERSON WITH                         275,375(1)
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     0
-------------------------- --------- -------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          275,375(1)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
--------
(1) Includes 15,375 shares of Common Stock issuable upon exercise of Lynx stock options held by Dr. Brenner that are exercisable within 60 days of February 28, 1997.

                                   Page 2 of 4 pages

Item 1.  SECURITY AND ISSUER

         (a)      Name of Issuer:  Lynx Therapeutics, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                                              3832 Bay Center Place
                                              Hayward, CA  94545

Item 2.  IDENTITY AND BACKGROUND

         (a)      Name of Person Filing:      Sydney Brenner, M.B. Phil.
                                              Director

         (b)      Address of Principal Business Office or, if None, Residence:
                  3832 Bay Center Place
                  Hayward, CA  94545

         (c)      Citizenship:   British

         (d)      Title of Class of Securities:   COMMON

         (e)      CUSIP Number:   551812 30 8


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         On November 4, 1996, Lynx and its subsidiary, Spectragen, Inc., merged pursuant to a Merger Agreement between the Company and the Spectragen employees, dated October 23, 1996. Prior to the merger, Dr. Brenner, director of Spectragen, was issued two hundred thousand (200,000) shares of Spectragen's Common Stock for his technology and patent contributions. Upon consummation and pursuant to the merger, the Reporting Person received 260,000 shares of Lynx Common Stock. The conversion rate was 1:1.3.

         The shares, beneficially owned by the Reporting Person also includes 15,375 shares exercisable, within 60 days of February 28, 1997.



Item 4.  PURPOSE OF TRANSACTION

         See Item 3 (above)


                                   Page 3 of 4 pages

Item 5.  INTEREST IN SECURITIES OF ISSUER

         The following table sets forth certain information on the beneficial ownership of Issuer's common stock by the Reporting Person. The percentage set forth in the table reflects 3,152,148 shares outstanding.

         (a)  Beneficial Ownership:   275,375(1)
         (b)  Percentage Ownership:   8.7%
         (c)  Number of shares as to which such person has:
                (i)  sole power to vote or to direct the vote: 275,375(1)
               (ii)  shared power to vote or to direct the vote:   0
              (iii)  sole power to dispose or to direct the disposition of:
                     275,375(1)
               (iv)  shared power to dispose or to direct the disposition of:  0

              Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         none

Item 7.  EXHIBITS

         none


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                March 5, 1997
              -----------------
                     Date


                                      LYNX THERAPEUTICS, INC.




                                      BY:    /s/ Sydney Brenner
                                         ---------------------------------------
                                             Sydney Brenner, M.B. Phil.
                                             Director



                                   Page 4 of 4 pages